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                              April 7, 2021

       W. Troy Rudd
       Chief Executive Officer
       AECOM
       300 South Grand Avenue, 9th Floor
       Los Angeles, California 90071

                                                        Re: AECOM
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2020
                                                            Filed November 19,
2020
                                                            Form 10-Q for the
Fiscal Period Ended December 31, 2020
                                                            Filed February 10,
2021
                                                            Form 8-K
                                                            Filed February 8,
2021
                                                            File No. 000-52423

       Dear Mr. Rudd:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the Fiscal Period Ended December 31, 2020

       Consolidated Statements of Cash Flows, page 5

   1. Please explain to us the payment for disposal of discontinued operations of $90.159 million in the current
quarter ended within investing activities.
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity and Capital Resources
       Cash Flows, page 37

   2. In regard to your discussion of net cash of operating activities on page 38, please provide
 W. Troy Rudd
AECOM
April 7, 2021
Page 2
         a fuller and more robust analysis of the $214.0 million change in net cash of operating activities between the current and corresponding prior year quarter ended periods. In particular, address the material underlying factors within the items cited contributing to the change. Refer to section IV.B.1 of SEC Release No. 33-8350 for guidance. Quantify
         variance factors cited pursuant to section 501.04 of the staff   s
Codification of Financial
         Reporting Releases for guidance.
Form 8-K Furnished February 8, 2021

Exhibit 99.1, page 1

3.       You present the non-GAAP measure    net service revenue,    which you
define as revenue,
         net of subcontractor and other direct costs. Please explain to us (i) why it is appropriate to deduct costs from revenue to arrive at a revenue amount, (ii) what this measure is intended to represent and (iii) how this measure achieves your assertion that it provides investors with a better understanding of your operational performance.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202551-3309 with any questions.



FirstName LastNameW. Troy Rudd                                  Sincerely,
Comapany NameAECOM
                                                                Division of
Corporation Finance
April 7, 2021 Page 2                                            Office of Trade
& Services
FirstName LastName